UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

Current Report
Pursuant To Section 13 or 15(d)
of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): November 12, 2020



URBAN ONE, INC.
(Exact name of Registrant as specified in its charter)

Delaware	0-25969	52-1166660
(State or Other Jurisdiction of Incorporation)	**(Commission File No.)**	**(IRS Employer Identification No.)**

1010 Wayne Avenue
14th Floor
Silver Spring, Maryland 20910
(301) 429-3200
(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant's Principal Executive Offices)

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Class	Trading Symbol	Name of Exchange on which Registered
Class A Common Stock, $.001 Par Value	UONE	NASDAQ Capital Market
Class D Common Stock, $.001 Par Value	UONEK	NASDAQ Capital Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 under the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

ITEM 2.02. Results of Operations and Financial Condition.

Urban One, Inc. (the "Company") issued a press release setting forth the results for its quarter ended September 30, 2020. A copy of the press release is attached as Exhibit 99.1.

ITEM 9.01. Financial Statements and Exhibits.

(c) Exhibits

Exhibit Number	Description
99.1	Press release dated November 12, 2020 Urban One, Inc. Reports Third Quarter Results.

Cautionary Information Regarding Forward-Looking Statements

This Form 8-K and the press release attached as Exhibit 99.1 contain forward-looking statements about the Company's future performance, which are based on management's assumptions and beliefs in light of the information currently available to it. The Company assumes no obligation to update the information contained herein. These forward-looking statements involve known and unknown risks, uncertainties and other factors, some of which are beyond the Company's control, that may cause the actual results to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause actual results to differ materially are described in the Company's reports on Forms 10-K, 10-Q, 10-Q/A and other filings with the SEC.

<center>**SIGNATURE**</center>

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

URBAN ONE, INC.

Date: November 18, 2020

/s/ Peter D. Thompson
Peter D. Thompson
Chief Financial Officer and Principal Accounting Officer

NEWS RELEASE

November 12, 2020

FOR IMMEDIATE RELEASE

Washington, DC

Contact: Peter D. Thompson, EVP and CFO

(301) 429-4638

URBAN ONE, INC. REPORTS THIRD QUARTER RESULTS

<u>Washington, DC</u>: - Urban One, Inc. (NASDAQ: UONEK and UONE) today reported its results for the quarter ended September 30, 2020. Net revenue was approximately $91.9 million, a decrease of 17.2% from the same period in 2019. Broadcast and digital operating income[1] was approximately $44.2 million, an increase of 1.3% from the same period in 2019. The Company reported operating income of approximately $4.0 million for the three months ended September 30, 2020, compared to operating income of approximately $31.1 million for the same period in 2019. Net loss was approximately $12.8 million or $0.29 per share (basic) compared to net income of approximately $5.4 million or $0.12 per share (basic) for the same period in 2019. Adjusted EBITDA[2] was approximately $39.6 million for the three months ended September 30, 2020, compared to approximately $38.7 million for the same period in 2019.

Alfred C. Liggins, III, Urban One's CEO and President stated, "During the third quarter, we saw continued sequential improvements in radio revenues: compared to Q2 2020, our radio segment revenues were up 54.3%. This improvement will continue into fourth quarter, where same station radio division revenues are currently pacing down only mid-single digits compared to Q4 2019 including political advertising. Most remarkably, despite the ongoing impact of the Covid-19 pandemic, we were able to grow our Q3 2020 Adjusted EBITDA by 2.3% compared to Q3 2019 and by 61.3% compared to Q2 2020. This was largely driven by impressive performance in our TV, Digital and Reach Media divisions, all of which grew their Adjusted EBITDA by double digit percentages, or better, year-over-year. During this 2020 election cycle we have seen record-breaking political advertising revenues, in excess of $20 million across our entire platform of radio, digital and TV assets. I believe this reflects the increasing recognition of the importance of our audience, and the trusted platform we provide our clients to reach black America. This strong operating performance will push full year 2020 Adjusted EBITDA guidance into the $125-$130 million range, which will be a tremendous achievement given the economic impact of Covid-19, and is a testament to the dedication and talent of our staff. Our cash and liquidity position remains robust, with approximately $102.2 million of cash on hand at September 30th. We received strong support from lenders for our recent bond exchange offer, which extends the maturity of both our secured notes and unsecured term loan, thereby giving the Company more flexibility to opportunistically access capital markets during the course of 2021. As part of the exchange agreement we will also reduce our outstanding debt by $25 million. We expect year-end 2020 net leverage to be in the range of 6-1-6.3x, which is lower than where we began the year. We recently announced an exchange of radio assets with Entercom Communications Corp, which, combined with the sale of WFUN St. Louis to Gateway Creative Broadcasting for $8 million, will conservatively add over $1 million of pro-forma BCF. We will now have a formidable radio cluster in Charlotte, NC and I am very excited about our prospects in that market."

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RESULTS OF OPERATIONS

STATEMENT OF OPERATIONS	Three Months Ended September 30,		Nine Months Ended September 30,	
	2020	2019	2020	2019
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
	(in thousands, except share data)		(in thousands, except share data)	
NET REVENUE	$ 91,912	$ 111,055	$ 262,795	$ 331,075
OPERATING EXPENSES				
Programming and technical, excluding stock-based compensation	24,202	31,037	75,684	93,779
Selling, general and administrative, excluding stock-based compensation	23,516	36,374	75,109	115,174
Corporate selling, general and administrative, excluding stock-based compensation	7,893	8,053	23,365	26,245
Stock-based compensation	794	1,881	1,455	2,592
Depreciation and amortization	2,489	2,593	7,419	14,451
Impairment of long-lived assets	29,050	-	82,700	3,800
Total operating expenses	87,944	79,938	265,732	256,041
Operating income (loss)	3,968	31,117	(2,937)	75,034
INTEREST INCOME	178	45	212	131
INTEREST EXPENSE	18,243	20,239	55,776	61,647
OTHER INCOME, net	(1,684)	(1,299)	(3,282)	(4,669)
(Loss) income before (benefit from) provision for income taxes and noncontrolling interest in income of subsidiaries	(12,413)	12,222	(55,219)	18,187
(BENEFIT FROM) PROVISION FOR INCOME TAXES	(136)	6,535	(21,526)	8,342
CONSOLIDATED NET (LOSS) INCOME	(12,277)	5,687	(33,693)	9,845
NET INCOME ATTRIBUTABLE TO NONCONTROLLING INTERESTS	495	328	846	999
CONSOLIDATED NET (LOSS) INCOME ATTRIBUTABLE TO COMMON STOCKHOLDERS	$ (12,772)	$ 5,359	$ (34,539)	$ 8,846
AMOUNTS ATTRIBUTABLE TO COMMON STOCKHOLDERS				
CONSOLIDATED NET (LOSS) INCOME ATTRIBUTABLE TO COMMON STOCKHOLDERS	$ (12,772)	$ 5,359	$ (34,539)	$ 8,846
Weighted average shares outstanding - basic[3]	44,175,385	44,315,077	44,738,635	44,912,673
Weighted average shares outstanding - diluted[4]	44,175,385	46,118,702	44,738,635	46,965,245

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	Three Months Ended September 30,				Nine Months Ended September 30,			
	2020		2019		2020		2019	
PER SHARE DATA - basic and diluted:	(unaudited)		(unaudited)		(unaudited)		(unaudited)	
	(in thousands, except per share data)				(in thousands, except per share data)			
Consolidated net (loss) income attributable to common stockholders (basic)	$	(0.29)	$	0.12	$	(0.77)	$	0.20
Consolidated net (loss) income attributable to common stockholders (diluted)	$	(0.29)	$	0.12	$	(0.77)	$	0.19
SELECTED OTHER DATA								
Broadcast and digital operating income [1]	$	44,194	$	43,644	$	112,002	$	122,122
Broadcast and digital operating income margin (% of net revenue)		48.1%		39.3%		42.6%		36.9%
Broadcast and digital operating income reconciliation:								
Consolidated net (loss) income attributable to common stockholders	$	(12,772)	$	5,359	$	(34,539)	$	8,846
Add back non-broadcast and digital operating income items included in consolidated net (loss) income:								
Interest income		(178)		(45)		(212)		(131)
Interest expense		18,243		20,239		55,776		61,647
(Benefit from) provision for income taxes		(136)		6,535		(21,526)		8,342
Corporate selling, general and administrative expenses		7,893		8,053		23,365		26,245
Stock-based compensation		794		1,881		1,455		2,592
Other income, net		(1,684)		(1,299)		(3,282)		(4,669)
Depreciation and amortization		2,489		2,593		7,419		14,451
Noncontrolling interest in income of subsidiaries		495		328		846		999
Impairment of long-lived assets		29,050		-		82,700		3,800
Broadcast and digital operating income	$	44,194	$	43,644	$	112,002	$	122,122
Adjusted EBITDA[2]	$	39,568	$	38,671	$	96,365	$	106,017
Adjusted EBITDA reconciliation:								
Consolidated net (loss) income attributable to common stockholders	$	(12,772)	$	5,359	$	(34,539)	$	8,846
Interest income		(178)		(45)		(212)		(131)
Interest expense		18,243		20,239		55,776		61,647
(Benefit from) provision for income taxes		(136)		6,535		(21,526)		8,342
Depreciation and amortization		2,489		2,593		7,419		14,451
EBITDA	$	7,646	$	34,681	$	6,918	$	93,155
Stock-based compensation		794		1,881		1,455		2,592
Other income, net		(1,684)		(1,299)		(3,282)		(4,669)
Noncontrolling interest in income of subsidiaries		495		328		846		999
Employment Agreement Award, incentive plan award expenses and other compensation		1,008		860		2,318		3,576
Contingent consideration from acquisition		5		53		(1)		219
Severance-related costs		559		358		2,145		1,178
Cost method investment income from MGM National Harbor		1,695		1,809		3,266		5,167
Impairment of long-lived assets		29,050		-		82,700		3,800
Adjusted EBITDA	$	39,568	$	38,671	$	96,365	$	106,017

	September 30, 2020	December 31, 2019
	(unaudited)	
	(in thousands)	
SELECTED BALANCE SHEET DATA:		
Cash and cash equivalents and restricted cash	$ 102,696	$ 33,546
Intangible assets, net	795,856	881,708
Total assets	1,210,537	1,249,919
Total debt (including current portion, net of original issue discount and issuance costs)	877,125	876,253
Total liabilities	1,036,995	1,056,280
Total stockholders' equity	162,425	183,075
Redeemable noncontrolling interest	11,117	10,564

	September 30, 2020	Applicable Interest Rate
	(in thousands)	
SELECTED LEVERAGE DATA:		
2017 Credit Facility, net of original issue discount and issuance costs of approximately $4.2 million (subject to variable rates) *(a)*	$ 313,923	5.00%
7.375% senior secured notes due April 2022, net of original issue discount and issuance costs of approximately $1.7 million (fixed rate)	348,315	7.375%
2018 Credit Facility, net of original issue discount and issuance costs of approximately $2.9 million (fixed rate)	131,789	12.875%
MGM National Harbor Loan, net of original issue discount and issuance costs of approximately $1.7 million (fixed rate)	55,598	11.00%
Asset-backed credit facility (subject to variable rates) (a)	27,500	2.40%

(a) Subject to variable Libor or Prime plus a spread that is incorporated into the applicable interest rate set forth above.

Cautionary Note Regarding Forward-Looking Statements

This press release includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements represent management's current expectations and are based upon information available to Urban One at the time of this release. These forward-looking statements involve known and unknown risks, uncertainties and other factors, some of which are beyond Urban One's control, that may cause the actual results to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause actual results to differ materially are described in Urban One's reports on Forms 10-K, 10-Q, 10-Q/A, 8-K and other filings with the Securities and Exchange Commission (the "SEC"). Urban One does not undertake any duty to update any forward-looking statements.

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Beginning in March 2020, the Company noted that the COVID-19 pandemic and the resulting government stay at home orders across the markets in which we operate were dramatically impacting certain of the Company's revenues. Most notably, a number of advertisers across significant advertising categories have reduced or ceased advertising spend due to the outbreak and stay at home orders which effectively shut many businesses down. This has been particularly true within our radio segment which derives substantial revenue from local advertisers who have been particularly hard hit due to social distancing and government interventions. Further, the COVID-19 outbreak has caused the postponement of our 2020 Tom Joyner Foundation Fantastic Voyage cruise and impaired ticket sales of other tent pole special events, some of which we had to cancel. We do not carry business interruption insurance to compensate us for losses that may occur as a result of any of these interruptions and continued impacts from the COVID-19 outbreak. Continued or future outbreaks and/or the speed at which businesses reopen (or reclose) in the markets in which we operate could have material impacts on our liquidity and/or operations including causing potential impairment of assets and of our financial results.

Net revenue consists of gross revenue, net of local and national agency and outside sales representative commissions. Agency and outside sales representative commissions are calculated based on a stated percentage applied to gross billing.

	Three Months Ended September 30,					
	2020		2019		$ Change	% Change
			(Unaudited)			
			(in thousands)			
Net Revenue:						
Radio Advertising	$	34,919	$	50,813	$ (15,894)	-31.3%
Political Advertising		4,324		300	4,024	1341.3%
Digital Advertising		8,121		8,171	(50)	-0.6%
Cable Television Advertising		19,603		20,649	(1,046)	-5.1%
Cable Television Affiliate Fees		24,421		25,330	(909)	-3.6%
Event Revenues & Other		524		5,792	(5,268)	-91.0%
Net Revenue (as reported)	$	91,912	$	111,055	$ (19,143)	-17.2%

Net revenue decreased to approximately $91.9 million for the quarter ended September 30, 2020, from approximately $111.1 million for the same period in 2019. The decrease in net revenue was due primarily to the COVID-19 pandemic which continued to weaken demand for advertising in general, impaired ticket sales and caused the postponement or cancellation of major tent pole special events. Net revenues from our radio broadcasting segment decreased 31.9% compared to the same period in 2019. Based on reports prepared by the independent accounting firm Miller, Kaplan, Arase & Co., LLP ("Miller Kaplan"), the markets we operate in (excluding Richmond and Raleigh, both of which no longer participate in Miller Kaplan) decreased 30.0% in total revenues. With the exception of our Philadelphia market, we experienced net revenue declines in all of our radio markets for the quarter, primarily due to lower advertising sales. We recognized approximately $44.7 million of revenue from our cable television segment during the three months ended September 30, 2020, compared to approximately $46.0 million for the same period in 2019 due to decreases in both advertising and affiliate sales. Net revenue from our Reach Media segment decreased approximately $3.2 million for the quarter ended September 30, 2020, compared to the same period in 2019 due primarily to the cancellation of special events. Finally, net revenues for our digital segment increased $281,000 for the three months ended September 30, 2020, compared to the same period in 2019.

Operating expenses, excluding depreciation and amortization, stock-based compensation and impairment of long-lived assets, decreased to approximately $55.6 million for the quarter ended September 30, 2020, down 26.3% from the approximately $75.5 million incurred for the comparable quarter in 2019. The overall operating expense decrease was driven by lower programming and technical expenses, lower selling, general and administrative expenses and lower corporate selling, general and administrative expenses across all of our divisions. Due to COVID-19, all special events scheduled to take place during the quarter were either cancelled or postponed to a later date, for a savings in special events expense of approximately $4.6 million.

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During the quarter ended September 30, 2020, we saved approximately $6.8 million in employee compensation expense reductions through a combination of layoffs, furloughs and pay cuts. We have also incurred savings of approximately $1.0 million in reduced or delayed marketing spend, $2.6 million in lower programming content amortization, $1.6 million in contract labor, talent costs and consulting/professional fees and $1.4 million in reduced travel and office expenses. In addition, there were lower variable expenses such as commissions and rep fees, traffic acquisition costs and music license fees of approximately $1.8 million.

Depreciation and amortization expense decreased to approximately $2.5 million for the quarter ended September 30, 2020, compared to approximately $2.6 million for the same quarter in 2019.

Interest expense decreased to approximately $18.2 million for the quarter ended September 30, 2020, compared to approximately $20.2 million for the same period in 2019. The Company made cash interest payments of approximately $9.2 million on its outstanding debt for the quarter September 30, 2020, compared to cash interest payments of approximately $11.7 million on its outstanding debt for the quarter ended September 30, 2019. As of September 30, 2020, the Company had approximately $27.5 million in borrowings outstanding on its ABL Facility.

The impairment of long-lived assets for the three months ended September 30, 2020, was related to a non-cash impairment charge of approximately $10.0 million recorded to reduce the carrying value of our Atlanta and Indianapolis market goodwill balances and a charge of approximately $19.1 million associated with our Atlanta, Cincinnati, Dallas, Houston, Indianapolis, Philadelphia and Raleigh radio market broadcasting licenses.

During the three months ended September 30, 2020, the benefit from income taxes was $136,000 compared to the provision for income taxes approximately $6.5 million for the three months ended September 30, 2019. The decrease in the provision for income taxes was primarily due to the application of the actual effective tax rate for the year to date and a pre-tax loss of approximately $12.4 million during the quarter. For the three months ended September 30, 2019, we recorded a provision for income taxes of approximately $6.5 million on pre-tax income from continuing operations of approximately $12.2 million, which results in a tax rate of 53.5%. The tax rate for the third quarter of 2019 is based on an estimated annual effective tax rate of 35.5%, and discrete tax provision adjustments of approximately $1.9 million primarily due to provision to return adjustments related to state apportionment. The tax provision resulted in an effective tax rate of 1.1% and 53.5% for the three months ended September 30, 2020 and 2019, respectively. The Company paid $509,000 and $458,000 in taxes for the quarters ended September 30, 2020 and 2019, respectively.

Other income, net, was approximately $1.7 million and approximately $1.3 million for the three months ended September 30, 2020 and 2019, respectively. We recognized other income in the amount of approximately $1.7 million and $1.8 million for the three months ended September 30, 2020 and 2019, respectively, related to our MGM investment. We recognized a loss of $509,000 for the three months ended September 30, 2019 related to the sale of its remaining Detroit station and translators.

The increase in noncontrolling interests in income of subsidiaries was due primarily to higher net income recognized by Reach Media during the three months ended September 30, 2020 compared to the three months ended September 30, 2019.

Other pertinent financial information includes capital expenditures of $526,000 and approximately $1.8 million for the quarters ended September 30, 2020 and 2019, respectively.

During the three months ended September 30, 2020, the Company did not repurchase any shares of Class A or Class D common stock. During the three months ended September 30, 2019, the Company repurchased 6,345 shares of Class A common stock in the amount of $14,000 and repurchased 448,742 shares of Class D common stock in the amount of $975,000.

The Company, in connection with its prior 2009 stock option and restricted stock plan and its current 2019 Equity and Performance Incentive Plan (the "2019 Plan"), is authorized to purchase shares of Class D common stock to satisfy employee tax obligations in connection with the vesting of share grants under the plan. During the three months ended September 30, 2020, the Company executed a Stock Vest Tax Repurchase of 3,195 shares of Class D Common Stock in the amount of $6,000. During the three months ended September 30, 2019, the Company executed a Stock Vest Tax Repurchase of 13,264 shares of Class D Common Stock in the amount of $25,000.

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On August 18, 2020, the Company entered into an Open Market Sales Agreement with Jefferies LLC ("Jefferies") under which the Company may offer and sell, from time to time at its sole discretion, (the "Current ATM Program") shares of its Class A common stock, par value $0.001 per share (the "Class A Shares") up to an aggregate offering price of $25 million. Jefferies is acting as sales agent for the Current ATM Program. In August 2020, the Company issued 2,859,276 shares of its Class A Shares at a weighted average price of $5.39 for approximately $14.8 million of net proceeds after associated fees and expenses. While the Company still has Class A Shares available for issuance under the Current ATM Program, the Company may also enter into new additional ATM programs and issue additional common stock from time to time under those programs.

On October 2, 2020, a private offer to certain eligible noteholders to exchange (the "Exchange Offer") any and all of its outstanding $350.0 million aggregate principal amount of 7.375% Senior Secured Notes due 2022 (the "Existing Notes") for newly issued 8.75% Senior Secured Notes due 2022 (the "New Notes") commenced. As of the expiration date, October 30, 2020, an aggregate of $347.0 million principal amount of Existing Notes were validly tendered and not validly withdrawn. Eligible holders who validly tendered and did not validly withdraw their Existing Notes received the early participation payments and accrued and unpaid interest in cash on their Existing Notes accepted for exchange to, but not including, the Settlement Date for the Exchange Offer. In connection with the settlement of the Exchange Offer and Consent Solicitation, on November 9, 2020, the Company issued $347,016,000 aggregate principal amount of the New Notes.

Supplemental Financial Information:

For comparative purposes, the following more detailed, unaudited statements of operations for the three and nine months ended September 30, 2020 and 2019 are included.

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	Three Months Ended September 30, 2020					
	(in thousands)					
	Consolidated	Radio Broadcasting	Reach Media	Digital	Cable Television	Corporate/ Eliminations
STATEMENT OF OPERATIONS:						
NET REVENUE	$ 91,912	$ 31,645	$ 7,751	$ 8,451	$ 44,746	$ (681)
OPERATING EXPENSES:						
Programming and technical	24,202	8,128	2,758	2,340	11,343	(367)
Selling, general and administrative	23,516	12,137	1,271	4,514	5,870	(276)
Corporate selling, general and administrative	7,893	-	603	6	1,207	6,077
Stock-based compensation	794	103	-	-	-	691
Depreciation and amortization	2,489	759	59	483	934	254
Impairment of long-lived assets	29,050	29,050	-	-	-	-
Total operating expenses	87,944	50,177	4,691	7,343	19,354	6,379
Operating income (loss)	3,968	(18,532)	3,060	1,108	25,392	(7,060)
INTEREST INCOME	178	-	-	-	178	-
INTEREST EXPENSE	18,243	-	-	79	1,919	16,245
OTHER INCOME, net	(1,684)	-	-	-	-	(1,684)
(Loss) income before (benefit from) provision for income taxes and noncontrolling interest in income of subsidiaries	(12,413)	(18,532)	3,060	1,029	23,651	(21,621)
(BENEFIT FROM) PROVISION FOR INCOME TAXES	(136)	(1,820)	746	-	5,931	(4,993)
CONSOLIDATED NET (LOSS) INCOME	(12,277)	(16,712)	2,314	1,029	17,720	(16,628)
NET INCOME ATTRIBUTABLE TO NONCONTROLLING INTERESTS	495	-	-	-	-	495
NET (LOSS) INCOME ATTRIBUTABLE TO COMMON STOCKHOLDERS	$ (12,772)	$ (16,712)	$ 2,314	$ 1,029	$ 17,720	$ (17,123)
Adjusted EBITDA[2]	$ 39,568	$ 11,743	$ 3,221	$ 1,574	$ 26,360	$ (3,330)

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| | | Three Months Ended September 30, 2019 | | | | | |
| | | (in thousands, unaudited) | | | | | |
	Consolidated	Radio Broadcasting	Reach Media	Digital	Cable Television	Corporate/ Eliminations
STATEMENT OF OPERATIONS:						
NET REVENUE	$ 111,055	$ 46,467	$ 10,917	$ 8,170	$ 45,981	$ (480)
OPERATING EXPENSES:						
Programming and technical	31,037	10,240	4,070	2,899	14,268	(440)
Selling, general and administrative	36,374	19,274	4,411	4,619	8,177	(107)
Corporate selling, general and administrative	8,053	-	518	1	1,476	6,058
Stock-based compensation	1,881	262	12	11	-	1,596
Depreciation and amortization	2,593	791	60	474	953	315
Total operating expenses	79,938	30,567	9,071	8,004	24,874	7,422
Operating income (loss)	31,117	15,900	1,846	166	21,107	(7,902)
INTEREST INCOME	45	-	-	-	-	45
INTEREST EXPENSE	20,239	337	-	-	1,919	17,983
OTHER (INCOME) EXPENSE, net	(1,299)	515	-	-	-	(1,814)
Income (loss) before provision for (benefit from) income taxes and noncontrolling interest in income of subsidiaries	12,222	15,048	1,846	166	19,188	(24,026)
PROVISION FOR (BENEFIT FROM) INCOME TAXES	6,535	3,869	485	(13)	4,892	(2,698)
CONSOLIDATED NET INCOME (LOSS)	5,687	11,179	1,361	179	14,296	(21,328)
NET INCOME ATTRIBUTABLE TO NONCONTROLLING INTERESTS	328	-	-	-	-	328
NET INCOME (LOSS) ATTRIBUTABLE TO COMMON STOCKHOLDERS	$ 5,359	$ 11,179	$ 1,361	$ 179	$ 14,296	$ (21,656)
Adjusted EBITDA[2]	$ 38,671	$ 17,116	$ 1,918	$ 710	$ 22,101	$ (3,174)

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| | Nine Months Ended September 30, 2020 | | | | | |
| | (in thousands, unaudited) | | | | | |
	Consolidated	Radio Broadcasting	Reach Media	Digital	Cable Television	Corporate/ Eliminations
STATEMENT OF OPERATIONS:						
NET REVENUE	$ 262,795	$ 87,066	$ 20,709	$ 20,844	$ 136,003	$ (1,827)
OPERATING EXPENSES:						
Programming and technical	75,684	25,604	9,144	7,902	34,163	(1,129)
Selling, general and administrative	75,109	41,555	4,324	11,845	18,022	(637)
Corporate selling, general and administrative	23,365	-	1,941	25	3,587	17,812
Stock-based compensation	1,455	214	59	6	-	1,176
Depreciation and amortization	7,419	2,266	178	1,248	2,817	910
Impairment of long-lived assets	82,700	82,700	-	-	-	-
Total operating expenses	265,732	152,339	15,646	21,026	58,589	18,132
Operating (loss) income	(2,937)	(65,273)	5,063	(182)	77,414	(19,959)
INTEREST INCOME	212	-	-	-	178	34
INTEREST EXPENSE	55,776	3	-	238	5,756	49,779
OTHER INCOME, net	(3,282)	(1)	-	-	-	(3,281)
(Loss) income before (benefit from) provision for income taxes and noncontrolling interest in income of subsidiaries	(55,219)	(65,275)	5,063	(420)	71,836	(66,423)
(BENEFIT FROM) PROVISION FOR INCOME TAXES	(21,526)	(11,693)	1,320	-	17,972	(29,125)
CONSOLIDATED NET (LOSS) INCOME	(33,693)	(53,582)	3,743	(420)	53,864	(37,298)
NET INCOME ATTRIBUTABLE TO NONCONTROLLING INTERESTS	846	-	-	-	-	846
NET (LOSS) INCOME ATTRIBUTABLE TO COMMON STOCKHOLDERS	$ (34,539)	$ (53,582)	$ 3,743	$ (420)	$ 53,864	$ (38,144)
Adjusted EBITDA[2]	$ 96,365	$ 21,307	$ 5,601	$ 1,283	$ 80,335	$ (12,161)

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	Consolidated	Radio Broadcasting	Reach Media	Digital	Cable Television	Corporate/ Eliminations
Nine Months Ended September 30, 2019						
(in thousands, unaudited)						
STATEMENT OF OPERATIONS:						
NET REVENUE	$ 331,075	$ 132,528	$ 36,660	$ 23,280	$ 140,234	$ (1,627)
OPERATING EXPENSES:						
Programming and technical	93,779	31,131	12,150	8,438	43,417	(1,357)
Selling, general and administrative	115,174	57,561	16,712	13,831	27,241	(171)
Corporate selling, general and administrative	26,245	-	2,062	2	4,617	19,564
Stock-based compensation	2,592	450	31	39	9	2,063
Depreciation and amortization	14,451	2,510	178	1,395	9,430	938
Impairment of long-lived assets	3,800	3,800	-	-	-	-
Total operating expenses	256,041	95,452	31,133	23,705	84,714	21,037
Operating income (loss)	75,034	37,076	5,527	(425)	55,520	(22,664)
INTEREST INCOME	131	-	-	-	-	131
INTEREST EXPENSE	61,647	1,012	-	-	5,757	54,878
OTHER (INCOME) EXPENSE, net	(4,669)	517	-	-	-	(5,186)
Income (loss) before provision for (benefit from) income taxes and noncontrolling interest in income of subsidiaries	18,187	35,547	5,527	(425)	49,763	(72,225)
PROVISION FOR (BENEFIT FROM) INCOME TAXES	8,342	9,121	1,343	(10)	12,559	(14,671)
CONSOLIDATED NET INCOME (LOSS)	9,845	26,426	4,184	(415)	37,204	(57,554)
NET INCOME ATTRIBUTABLE TO NONCONTROLLING INTERESTS	999	-	-	-	-	999
NET INCOME (LOSS) ATTRIBUTABLE TO COMMON STOCKHOLDERS	$ 8,846	$ 26,426	$ 4,184	$ (415)	$ 37,204	$ (58,553)
Adjusted EBITDA[2]	$ 106,017	$ 44,301	$ 5,754	$ 1,459	$ 65,125	$ (10,622)

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Urban One, Inc. will hold a conference call to discuss its results for the third fiscal quarter of 2020. The conference call is scheduled for Thursday, November 12, 2020 at 10:00 a.m. EST. To participate on this call, U.S. callers may dial toll-free 1-877-226-8152; international callers may dial direct (+1) 234-720-6982. The Access Code is 163684.

A replay of the conference call will be available from 1:00 p.m. EST November 12, 2020 until 12:00 a.m. EST November 15, 2020. Callers may access the replay by calling 1-866-207-1041; international callers may dial direct (+1) 402-970-0847. The replay Access Code is 8586903.

Access to live audio and a replay of the conference call will also be available on Urban One's corporate website at www.urban1.com. The replay will be made available on the website for seven days after the call.

Urban One, Inc. (urban1.com), together with its subsidiaries, is the largest diversified media company that primarily targets Black Americans and urban consumers in the United States. The Company owns **TV One, LLC** (tvone.tv), a television network serving more than 59 million households, offering a broad range of original programming, classic series and movies designed to entertain, inform and inspire a diverse audience of adult Black viewers. As of October 2020, **Urban One** currently owns and/or operates 61 broadcast stations (including all HD stations, translator stations and the low power television stations we operate) branded under the tradename "Radio One" in 14 urban markets in the United States. Through its controlling interest in **Reach Media, Inc.** (blackamericaweb.com), the Company also operates syndicated programming including *the Rickey Smiley Morning Show, the Russ Parr Morning Show and the DL Hughley Show.* In addition to its radio and television broadcast assets, Urban One owns **iOne Digital (**ionedigital.com**)**, our wholly owned digital platform serving the African-American community through social content, news, information, and entertainment websites, including its Cassius, Bossip, HipHopWired and MadameNoire digital platforms and brands. We also have invested in a minority ownership interest in MGM National Harbor, a gaming resort located in Prince George's County, Maryland. Through our national multi-media operations, we provide advertisers with a unique and powerful delivery mechanism to the African-American and urban audiences.

Notes:

1   "Broadcast and digital operating income" consists of net (loss) income before depreciation and amortization, corporate selling, general and administrative expenses, stock-based compensation, income taxes, noncontrolling interest in income (loss) of subsidiaries, interest expense, impairment of long-lived assets, other (income) expense, loss (gain) on retirement of debt, gain on sale-leaseback and interest income. Broadcast and digital operating income is not a measure of financial performance under generally accepted accounting principles. Nevertheless, broadcast and digital operating income is a significant measure used by our management to evaluate the operating performance of our core operating segments because broadcast and digital operating income provides helpful information about our results of operations apart from expenses associated with our fixed assets and long-lived intangible assets, income taxes, investments, debt financings and retirements, overhead, stock-based compensation, impairment charges, and asset sales. Our measure of broadcast and digital operating income is similar to industry use of station operating income; however, it reflects our more diverse business and therefore is not completely analogous to "station operating income" or other similarly titled measures used by other companies. Broadcast and digital operating income does not purport to represent operating income or cash flow from operating activities, as those terms are defined under generally accepted accounting principles, and should not be considered as an alternative to those measurements as an indicator of our performance. A reconciliation of net income (loss) to broadcast and digital operating income has been provided in this release.

2   "Adjusted EBITDA" consists of net loss plus (1) depreciation, amortization, income taxes, interest expense, noncontrolling interest in (loss) income of subsidiaries, impairment of long-lived assets, stock-based compensation, (gain) loss on retirement of debt, gain on sale-leaseback, Employment Agreement and incentive plan award expenses and other compensation, contingent consideration from acquisition, severance-related costs, cost investment income, less (2) other income and interest income. Net income before interest income, interest expense, income taxes, depreciation and amortization is commonly referred to in our business as "EBITDA." Adjusted EBITDA and EBITDA are not measures of financial performance under generally accepted accounting principles. However, we believe Adjusted EBITDA is often a useful measure of a company's operating performance and is a significant measure used by our management to evaluate the operating performance of our business because Adjusted EBITDA excludes charges for depreciation, amortization and interest expense that have resulted from our acquisitions and debt financing, our taxes, impairment charges, and gain on retirements of debt. Accordingly, we believe that Adjusted EBITDA provides useful information about the operating performance of our business, apart from the expenses associated with our fixed assets and long-lived intangible assets or capital structure. EBITDA is frequently used as one of the measures for comparing businesses in the broadcasting industry, although our measure of Adjusted EBITDA may not be comparable to similarly titled measures of other companies, including, but not limited to the fact that our definition includes the results of all four segments (radio broadcasting, Reach Media, digital and cable television). Adjusted EBITDA and EBITDA do not purport to represent operating income or cash flow from operating activities, as those terms are defined under generally accepted accounting principles, and should not be considered as alternatives to those measurements as an indicator of our performance. A reconciliation of net income (loss) to EBITDA and Adjusted EBITDA has been provided in this release.

3   For the three months ended September 30, 2020 and 2019, Urban One had 44,175,385 and 44,315,077 shares of common stock outstanding on a weighted average basis (basic), respectively. For the nine months ended September 30, 2020 and 2019, Urban One had 44,738,635 and 44,912,673 shares of common stock outstanding on a weighted average basis (basic), respectively.

4   For the three months ended September 30, 2020 and 2019, Urban One had 44,175,385 and 46,118,702 shares of common stock outstanding on a weighted average basis (fully diluted for outstanding stock awards), respectively. For the nine months ended September 30, 2020 and 2019, Urban One had 44,738,635 and 46,965,245 shares of common stock outstanding on a weighted average basis (fully diluted for outstanding stock awards), respectively.